Consent of Independent Registered Public Accounting Firm

The Board of Directors

Capital Corp of the West:

We consent to the incorporation by reference in the registration statements (Nos. 333-125891 and 333-41440) on Form S-8 of Capital Corp of the West of our reports dated March 14, 2007, with respect to the consolidated balance sheets of Capital Corp of the West and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006, annual report on Form 10-K of Capital Corp of the West.

/s/ KPMG

Sacramento, California

March 14, 2007